ASANKO GOLD ANNOUNCES INTENTION TO COMMENCE

NORMAL COURSE ISSUER BID

Vancouver, British Columbia, November 7, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announced today that the Company intends to make a normal course issuer bid (the "NCIB") to purchase up to 5% of Asanko's issued and outstanding shares. The ability of the Company to commence the NCIB, as well as all the relevant terms of the NCIB discussed in this press release, is dependent on the Company receiving Toronto Stock Exchange (“TSX”) approval of the NCIB, and the Company intends to file a notice of intention with the TSX in this regard. The exact amount of common shares subject to the NCIB will be determined on the date of acceptance of the notice of intention by the TSX. Purchases pursuant to the NCIB are expected to be made on the open market through the facilities of the TSX and the NYSE American Stock Exchange ("NYSE American") and other Canadian trading platforms.

All common shares purchased by Asanko under the NCIB will be purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by Asanko under the NCIB will be cancelled and purchases will be funded out of Asanko's working capital. Although Asanko has a present intention to acquire its common shares pursuant to the NCIB, Asanko will not be obligated to make any purchases and purchases may be suspended by the Company at any time.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,400 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE American will be subect to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with “block purchases” exemptions under applicable TSX and NYSE American policies.

Asanko proposes to commence the NCIB because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. Asanko believes that in such circumstances, the outstanding common shares represent an appealing investment option for Asanko since a portion of the Company's cash balance can be invested for an attractive risk adjusted return through the NCIB. The board of directors of the Company believes that the proposed purchases are in the best interests of the Company and are an appropriate use of corporate funds.

The Company intends to enter into a share purchase plan (the “Plan”) to facilitate the purchase of common shares pursuant to the bid and under which its broker may purchase common shares according to a prearranged set of criteria. If implemented, the Plan will enable the purchase of common shares at any time, including when the Company would not ordinarily be active in the market because of internal trading blackout periods, insider trading rules or otherwise.

To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any common shares under the NCIB. However, sales by such persons through the facilities of the TSX or NYSE American may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these purchases under the NCIB. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

The Company intends to commence the NCIB two trading days after TSX acceptance of the NCIB. The NCIB will terminate one year after its commencement, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so. The Company has not made any purchases of its common shares during the past twelve months.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 778-729-0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the approval of the NCIB by the TSX; the commencement of the NCIB by the Company; the number of common shares ultimately available to be purchased by the Company pursuant to the NCIB and the purchase price of such common shares; the Company’s entrance into the Plan; and the intention of the directors and officers of the Company to sell common shares pursuant to the NCIB. Such forward- looking statements are based on a number of material factors and assumptions, including, but not limited to: the approval of the NCIB by the TSX; that the Company will purchase common shares pursuant to the NCIB;assumptions in respect of the price of the Company’s common shares; that the directors and officers of the Company will not sell common shares pursuant to the NCIB; general economic conditions; and that there is no material adverse change in the price of gold or other metals.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the TSX may not approve the NCIB on the timeline expected, or at all; the Company may decide not to repurchase any common shares pursuant to the NCIB; the Company’s invrestment in its own common shares may be uneconomic; ; and the Company’s common shares may experience price and trading volume volatility; the Company’s revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.